EXHIBIT 21.1

SUBSIDIARIES OF IRIDIUM COMMUNICATIONS INC.

Subsidiary	Jurisdiction of Organization
Aireon LLC	Delaware
Iridium Blocker-B Inc.	Delaware
Syncom-Iridium Holdings Corp.	Delaware
Iridium Holdings LLC	Delaware
Iridium Satellite LLC	Delaware
Iridium Constellation LLC	Delaware
Iridium Carrier Holdings LLC	Delaware
Iridium Carrier Services LLC	Delaware
Iridium Government Services LLC	Delaware
OOO Iridium Services	Russia
OOO Iridium Communications	Russia
Iridium Norway A/S	Norway